UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40792

CUSIP NUMBER 05581M 404

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BTCS Inc.

Full Name of Registrant

303 W. Lancaster Ave. #336

Address of Principal Executive Office (Street and Number)

Wayne, PA 19087

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company is unable to file its Form 10-Q for the quarter ended June 30, 2026 within the prescribed time period because the Company’s independent registered public accounting firm, which was engaged approximately five months ago, has raised certain questions regarding the Company’s accounting treatment of non-cash items that require additional time to evaluate and resolve. The Company is working diligently with its auditors to complete this evaluation and expects to file the Form 10-Q within the extension period provided by Rule 12b-25.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael Prevoznik	(202)	430-6576
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the June 30, 2026 Quarter decreased compared to the June 30, 2025 Quarter, primarily due to the decrease of Blockchain infrastructure revenues partially offset by an increase in DeFi activities generated through the Company’s Imperium operations. Blockchain infrastructure revenues decreased compared to the prior period, primarily due to variability in block-building activity and execution-layer rewards, which are influenced by transaction flow, validator participation, and network conditions. Staking rewards under NodeOps also decreased, primarily reflecting the redeployment of digital assets from staking to DeFi activities during the June 30, 2026 Period. DeFi revenues accounted for approximately 61% of total revenues for the June 30, 2026 Quarter and reflect the Company’s expanded participation in decentralized finance activities, including decentralized lending (approximately 22% of revenues) and liquidity pool strategies (approximately 39% of revenues), which were not present in the June 30, 2025 Quarter.

BTCS Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2026	/s/ Charles W. Allen
Charles W. Allen
Chief Executive Officer